SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

       RYANAIR TO LAUNCH NEW "RYANAIR ROOMS" ACCOMMODATION SERVICE

Ryanair, Europe's favourite airline, today (9 Jun) announced that it will launch a low price accommodation offer, "Ryanair Rooms", from 1st October next, offering its 116m customers the widest choice of hotel, hostel, B&B, holiday villa and homestay options, but always at the lowest prices. Ryanair is inviting all interested accommodation providers to submit proposals to become partners in "Ryanair Rooms".

With "Ryanair Rooms", the airline will widen the range of accommodation it offers to customers beyond just hotels to include (a) hotels, (b) hostels and B&Bs and (c) homestay/villas and other 'room' offers, but all will be at the lowest possible prices for Ryanair customers.

This latest customer initiative follows the launch of Ryanair Car Hire last August, (in partnership with CarTrawler) and will be the latest digital improvement delivered by Ryanair Labs, under the "Always Getting Better" programme, which includes a best-in-class personalised website, and dynamic mobile app.

Ryanair's Kenny Jacobs said:
"Ryanair's low fares revolutionised air travel for Europe's passengers - now with "Ryanair Rooms", we're going to transform booking accommodation. Launching on 1st October, "Ryanair Rooms" will offer consumers the biggest range of accommodation, including hotels, hostels, B&Bs, homestays and villas, via the Ryanair.com website, but all with the same lowest prices we guarantee with our flights.

More and more customers are looking to Ryanair for products other than flights, and we see this as a natural progression towards Ryanair.com becoming the Amazon of air travel. It also echoes the change in demand from customers for different types of accommodation, which in turn will be reflected by the varied range "Ryanair Rooms" will offer - from five-star hotel rooms to independent homestay. We look forward to receiving proposals from interested partners who want to help us disrupt the travel industry once more."

*Editor's note:
Interested partners should email ogormang@ryanair.com for a copy of "Ryanair Rooms" RFP.

ENDS

For further information
please contact:
Robin Kiely                               Piaras Kelly
                                                Ryanair Ltd                              Edelman Ireland
                                               Tel: +353-1-9451949              Tel: +353-1-6789333
                               press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 09 June, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary